Robert J. Cicero Vice President, General Counsel, Chief Compliance Officer & Secretary (413) 747-3443 rcicero@smith-wesson.com

December 11, 2015

VIA UPS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Leland Benton

Re:	Smith & Wesson Holding Corporation

Registration Statement on Form S-3

File No. 333-187345

Dear Mr. Benton:

Smith & Wesson Holding Corporation (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-187345) filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2013, as amended on May 29, 2013, together with all exhibits thereto (the “Registration Statement”).

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby confirms that no securities were sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the SEC. The Company makes this application on the grounds that there is no longer a present intention to offer or sell securities under the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (413) 747-3443 or Robert S. Kant of Greenberg Traurig, LLP, the Company’s counsel, at (602) 445-8302.

Sincerely,

/s/ Robert J. Cicero

Robert J. Cicero